		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine months ended September 30
	2017	2016

Income before income tax expense and equity in income of Unconsolidated Joint Ventures	$27,949	$87,762

Add back:
Fixed charges	96,353	84,725
Amortization of previously capitalized interest	2,243	2,146
Distributed income of Unconsolidated Joint Ventures	47,099	49,779

Deduct:
Capitalized interest	(9,552)	(17,892)

Earnings available for fixed charges and preferred dividends	$164,092	$206,520

Fixed charges:
Interest expense	$80,074	$61,845
Capitalized interest	9,552	17,892
Interest portion of rent expense	6,727	4,988

Total fixed charges	$96,353	$84,725

Preferred dividends	17,353	17,353

Total fixed charges and preferred dividends	$113,706	$102,078

Ratio of earnings to fixed charges and preferred dividends	1.4	2.0